September 11, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Linda Cvrkel, Branch Chief

RE:  Global Aircraft Solutions, Inc.
        Form 10-K for the year ended December 21, 2006
        Filed April 23, 2007
        Form 10-Q for the quarter ended March 31, 23007
        Filed May 23, 2007
        File No. 000-28575

Dear Ms. Cvrkel:

On behalf of Global Aircraft Solutions, Inc. (the "Company"), we are submitting this letter. This letter provides a full and complete response to the Staff's letter, dated July 12, 2007 (the "Comment Letter"), to Ms. Patricia Graham, Chief Accounting Officer of the Company, regarding the Annual Report on Form 10-K, filed April 23, 2007 and Quarter Report on Form 10-Q filed May 23, 2007, File No. 000-28575.

As indicated in the responses, we agree to incorporate the comments applicable to the Company in future filings with the Commission, and believe that revisions are not needed to the current filing.

The responses set forth below are numbered in accordance with the numbered comments from the Comment Letter. Although this letter does not contain the text of each of the Staff's comments itemized by number, with corresponding response immediately following, we have enclosed a copy of the Comment Letter for the Staff's convenience.

Form 10-K for the year ended December 31, 2006

Item 6.  Selected Financial Data

1) We do not believe that the information currently omitted in Item 6 represents a material misrepresentation. However, in response to the staff's comment, we will cross-reference in future filings to a discussion of factors that materially affect the comparability of the information provided in the Selected Financial Data section.

The following qualifying statements reflect our response to your comments:


Figures for year 2002 reflect activity dating from the Company's reverse merger with HAT in May of 2002 through December 31, 2002; Figures for the year 2004 and after reflect inclusion of our World Jet Acquisition, which was effective January 1, 2004; 2005 and 2006 net income and earnings per share figures reflect the Company's share of Jetglobal activity, an unconsolidating affiliate as of August, 2005. (For further details on these items see Part I, Item I of this document.)

Assets increased substantially from 2003 to 2004 primarily due to the acquisition of World Jet. During the period 2004 to 2005 the purchase of inventory from Jetran by World Jet increased inventory $2,900,000. Additionally, the investment into Jetglobal resulted in $6,333,690 in equity assets for the same period.

Management's Discussion & Analysis - Results of Operations - 2005-2006

2) The Company included EBITDA in its MD&A discussion, as it represents one of the measurements that management uses to measure and evaluate its operations. In view of the Staff's comment, the Company plans to eliminate the discussion of the non-GAAP measure "EBITDA" in future quarterly and annual filings.

Management acknowledges and is sensitive to the requirements of Regulation G, and will provide the required disclosures where non-GAAP measurements are included in future 8-K filings.



3) In response to the Staff's comment, the Company will expand its MD&A in future filings to disclose the reasons for changes in consolidated and segment revenues.

4) In response to the Staff's comment, the Company will expand its MD&A in future filings to discuss and analyze net sales and cost of sales separately for each segment.

5) In response to the Staff's comment, the Company will expand its MD&A in future filings to discuss and analyze net sales and cost of sales separately for each segment.

Liquidity and Capital Resources, page 27

6) The Company took a serious look at the amounts receivable from Avolar and BCI at December 31, 2006. The following discussion describes our analysis considerations supporting our assessment that the receivables were recoverable at December 31, 2006:

AVOLAR:
We have had and continue to have a strong relationship with Avolar. The pricing offered them by the Company is significantly below market. Avolar understands that until such time as they make their account current they cannot take advantage of this pricing. Because this pricing advantage adds up to thousands of dollars on an annual basis, Avolar has a significant incentive to pay their outstanding balance to the Company. At the time the Company issued the financial statements they were receiving payments as scheduled from Avolar. Avolar has made weekly payments since January of 2007 and their balance has been reduced by over $1.16 million.

BCI, DUE FROM INVESTEE PARTNER:
Prior to our filing of our annual report, the Company had reached tentative agreement with BCI to transfer title to several aircraft in satisfaction of balances due from investee partner and also eliminating the Company's membership interest in Jetglobal. The actual results to date of this transaction are detailed below:

         Management transferred its ownership interest in Jetglobal, LLC to the other partner, BCI Aircraft Leasing, in consideration for aircraft inventory and a trailing interest in certain claims of Jetglobal against third parties. The parties executed a final agreement and settlement on April 20, 2007, was revised on June 29, 2007. The terms of the final agreement with BCI did not result in any impairment to the Company. The final agreement calls for a transfer of 6 aircraft with a total value of $8,650,000 and a trailing interest of 18% in the Delta
         Airlines bankruptcy claim estimated to be valued at $2,118,461. (There is also an 18% trailing interest in a lawsuit against AFG for which no value can be estimated at this time.) At June 30, 2007, 5 aircraft, valued at $7,150,000, had been received. The transfer of our interest to BCI is conditioned upon receipt of the final aircraft on or before September 20, 2007. If this aircraft is not transferred, we maintain our interest in Jetglobal. Due from investee partner at June 30, 2007 is $3,618,461. The gain on this transaction, recorded during the second quarter of 2007 is $27,210.


BCI:
BCI had two aircraft in work at our HAT facility at the filing date of our annual report.
Those aircraft are still being worked. The Company has made it clear that we will not be releasing those aircraft to BCI until all monies due are paid to the Company. The market value of the aircraft exceeds the amounts due to the Company.

7) In response to the Staff's comment, the Company will expand its liquidity discussions in future filings to include all periods covered by the Company's financial statements.

8) In response to the Staff's comment, the Company will expand its liquidity discussions in future filings to address any liquidity requirements to fund future capital expenditures. The Company's current plans do not include any significant capital expenditures for 2007.

Item 9A.  Controls and Procedures, page 31

9) The Company's management and internal auditors determined that the disclosure controls were not effective at the end of the period due to the ineffective accounting at the Company's joint venture partner, Jetglobal. However, in response to those control weaknesses, the Company recreated the general ledger of Jetglobal and obtained documentation from the joint venture partner to

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


substantiate the account balances and the revenue and expense. Management relied on the audited financial statements of Jetglobal to reflect the amounts presented in our financial statements. Management elected to withdraw from the partnership with Jetglobal and subsequent to year-end arrived at terms for a separation agreement with Global's partner BCI. The phrase "management has informed the Audit Committee that it is in the process of changing procedures to correct this weakness" did not correctly identify management's position.
Management's plan to correct the weakness was not to change Jetglobal procedures but to eliminate the need for reliance in them by reaching an agreement with BCI that would eliminate Global membership in the partnership. This matter became moot in the second quarter of 2007, as the Company divested its interest in Jetglobal.

Audited Financial Statements

Consolidated Balance Sheets

10) The nature and amounts due to the Company are summarized below:


                                                                                               2006           2005

Four aircraft, guaranteed sale                                                              $1,957,692     $1,957,692
Consulting services for partnership to be paid by BCI to Global directly per agreement       1,300,000           --
Maintenance work                                                                                  --          241,592
Aircraft 328 to BCI under partnership agreement                                                688,722        688,722
                                                                                          ------------    -----------


Total                                                                                       $3,946,414     $2,888,006
                                                                                          ============    ===========


A majority of the 2005 receivable balance related to the sale of the Company's interest in four aircraft within Jetglobal to BCI. Because the cash flowed through the joint venture, the Company originally classified the amount due from that sale as due from Jetglobal. However, that receivable was legally due from BCI. The amount due from BCI for the sale of the interest in the aircraft was collected in January 2006.

In response to the Staff's query, the Company's "equity in net asset of and advances to affiliates" at December 31, 2005 was calculated as follows:


                      Initial investment in Jetglobal              $1,125,000
                      Payment of 25% share of purchase of
                      aircraft                                      3,846,154
                      Aircraft 328 and 382 to joint venture
                      partners, by agreement                      (1,377,444)
                      Expenses paid on behalf of Jetglobal            251,440
                      Share of 2005 net income                      (157,874)
                                                                  ------------

                         Balance at December 31, 2005              $3,687,276
                                                                  ============


11) In response to the Staff's comment, the Company will present service and product revenues and related cost of sales separately on the face of the financial statements.

Consolidated Statements of Cash Flows

12) In response to the Staff's query, the nature and amounts of share-based payments along with a reconciliation to the amounts disclosed in Note 9 are detailed in the table below:


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


------------------------------------ ------------ ---------------- -- ---------------------------------------
                                       Shares     Price of shares                Amount expensed
                                       granted     (measurement
                                                       date)
------------------------------------ ------------ ---------------- -- ---------------------------------------
                                                                           2004          2005         2006
------------------------------------ ------------ ---------------- -- --- -------- --- --------- --- --------
Third parties, for services:
------------------------------------ ------------ ---------------- -- --- -------- --- --------- --- --------
                                       1,200,000       $0.18           $   40,785   $    69,912   $   61,233
------------------------------------ ------------ ---------------- -- --- -------- --- --------- --- --------
                                         400,000        0.23               29,288        46,020       16,692
------------------------------------ ------------ ---------------- -- --- -------- --- --------- --- --------
                                          55,000        0.32               17,600
------------------------------------ ------------ ---------------- -- --- -------- --- --------- --- --------
                                          70,000        0.70                                          70,000
------------------------------------ ------------ ---------------- -- --- -------- --- --------- --- --------
                                         100,000        1.53                                         153,000
------------------------------------ ------------ ---------------- -- --- -------- --- --------- --- --------
Employees, employment agreements:
------------------------------------ ------------ ---------------- -- --- -------- --- --------- --- --------
                                       1,000,000        0.32              320,000
------------------------------------ ------------ ---------------- -- --- -------- --- --------- --- --------
Employees, option exercise price
under price at date of grant
(Options for 900,000 shares at
$0.17, price at date of grant $0.23)     Options        0.23               54,000
------------------------------------ ------------ ---------------- -- --- -------- --- --------- --- --------
                                         180,000        0.30               12,000
------------------------------------ ------------ ---------------- -- --- -------- --- --------- --- --------
                                         330,000        0.60                            114,162       46,378
------------------------------------ ------------ ---------------- -- --- -------- --- --------- --- --------
                                          30,000        0.97                                          10,781
------------------------------------ ------------ ---------------- -- --- -------- --- --------- --- --------
                                          30,000        1.23                                             790
------------------------------------ ------------ ---------------- -- --- -------- --- --------- --- --------
                                          15,000        1.30                             19,500
------------------------------------ ------------ ---------------- -- --- -------- --- --------- --- --------
                                          60,000        1.20                                          33,334
------------------------------------ ------------ ---------------- -- --- -------- --- --------- --- --------
                                         375,000        0.95                                          71,751
------------------------------------ ------------ ---------------- -- --- -------- --- --------- --- --------
Directors, under agreements:
------------------------------------ ------------ ---------------- -- --- -------- --- --------- --- --------
                                         200,000        0.80                3,000        77,000       80,000
------------------------------------ ------------ ---------------- -- --- -------- --- --------- --- --------
(Options for 30,000 shares $1.03
(measurement date) A$1.09 Black
Scholes)                                 Options                                                      32,000
------------------------------------ ------------ ---------------- -- --- -------- --- --------- --- --------
                                          20,000        1.35                                          27,000
------------------------------------ ------------ ---------------- -- --- -------- --- --------- --- --------
                                          10,000        1.39                                          13,900
------------------------------------ ------------ ---------------- -- --- -------- --- --------- --- --------
TOTALS                                                                 $  476,673   $   326,594   $  617,459
------------------------------------ ------------ ---------------- -- --- -------- --- --------- --- --------
------------------------------------ ------------ ---------------- -- --- -------- --- --------- --- --------
Tax effects - stock compensation                                                                     148,079
------------------------------------ ------------ ---------------- -- --- -------- --- --------- --- --------




Notes to the Financial Statements

Note 3.  Summary of significant Accounting Policies

- Inventory

13) Our consolidated inventory is made up of rotable parts, consumables, (items used up in the repair of aircraft such as tape, etc.), expendables (rivets, hardware etc. used in the repair of aircraft that stay as part of the aircraft)
Inventory items previously classified as non-current consisted of items that were held for over one year. As long as aircraft fleets exist that are made up of a particular model of aircraft the rotable parts that comprise that aircraft are considered by the Company to be current inventory. It has been and remains our policy to expense any items that we determine to be obsolete, damaged or unlikely to sell. In the past, the company has not had an allowance for slow moving and obsolete inventory nor does it have one now. In light of the Staff's comment, the Company will eliminate the phrase "net of allowance for slow moving and obsolete inventory" on the balance sheet caption for inventory until such time as market conditions are indicative that such an allowance would present the correct value of the inventory presented on our balance sheet.

- Revenue and Cost Recognition

14) Revenue from part sales is recognized when parts are shipped. Pursuant to purchase orders, all parts are forwarded FOB shipping so that title passes at time of shipping and the Company has no further contractual or legal obligation to customer upon shipping. Revenues from time and material contracts and all other ancillary services are recognized as the services are performed. Revenue from aircraft sales is recognized when the customer accepts delivery of the aircraft and/or when title is transferred.

- Earnings Per Share

15) In response to the Staff's comment, the Company will disclose in future filings the number of common stock equivalents that could potentially dilute future EPS but were excluded from the calculation due to anti-dilution.

Note 4.  Segment Information

16) In response to the Staff's comment, the Company will provide a reconciliation of total assets and capital expenditures to the consolidated total assets and capital expenditures reflected in our financial statements in future filings.

Note 5.  Equity in Net Assets and Advances to Affiliates
Note 11.  Related Party Transactions

17) In response to the Staff's comment, the Company will expand its disclosure in future filings to clarify the nature of the $1,957,692 consideration received in the transaction.

-As currently disclosed in Note 5, when the Company entered into the Jetglobal joint venture agreement, BCI represented that it had already secured a sale of four aircraft. As one of the conditions of the Company's investment in Jetglobal, BCI guaranteed that this sale would be completed. Shortly after the Company invested in Jetglobal, Jetglobal acquired 26 aircraft. However, the customer for four of those aircraft rescinded its purchase order. The Company's management demanded that BCI abide by its representations and guarantee so BCI agreed to purchase the Company's interest in those four aircraft in a manner that would result in the same cash flow to the Company had they been sold to that third party. The gain on this transaction was calculated based on the price paid by BCI less the pro-rata original cost of the aircraft to the Company. That is, the Company's interest in the inventory was 25% of Jetglobal's acquisition cost and the transaction was structured such that 25% of the sales price originally quoted to the third party would be allocated to the Company. BCI paid the Company in cash.

Note 6.  Inventory

18) The difference between the December 31, 2005 inventory amounts detailed in
Note 6 and the face of the balance sheet is the amount of inventory that was shown on the face of the balance sheet as inventory, non-current in 2005. (See question 13) A revised table is as follows:


                                                  2006                  2005
           Maintenance Hardware                $1,030,465            $1,372,640
           Parts for Resale                     6,554,455             6,944,795
           Aircraft & Engines                     267,771               450,000
                                               ----------            ----------
                                               $7,852,691            $8,767,435
                                               ==========            ==========


19) In response to the Staff's comment, the Company will disclose in future filings the amount of rental expense for each period for which an income statement is presented.

Note 9.  Shareholders' Equity

20) For each transaction which the Company issued shares of it's common stock, the Company valued these shares at "fair value." The Company determined and measured fair value at the trading price of the stock on the date of the transaction.

In response to the Staff's comment, the Company will disclose in future filings the transaction amounts ascribed to the issued shares, and how those amounts were calculated or determined.

21) In response to the Staff's comment, the Company has reviewed its issued warrants, which include a cashless exercise option, in accordance with the definitions and guidelines contained in SFAS No. 150, SFAS No. 133 and EITF 00-19. The Company performed the following analysis to assess the potential classification of the warrants issued as liabilities or derivatives.



SFAS No. 150
------------

Review of warrants under SFAS 150 criteria:

     1. The Company (issuer) does not have an unconditional obligation to redeem the instruments by transferring assets at a specified or determinable date, or upon an event certain to occur. The warrant holder's decision to exercise the cashless option feature is strictly based on his or her own volition and judgment.


     2. The Company does not have an unconditional obligation to repurchase its equity shares nor is it required to settle such obligation by transferring assets when the holder exercises its stock purchase warrants. Exercising of the warrants, which includes a cashless option feature, is strictly based on the holder's decision and is not tied to any provision stipulating a future mandated repurchase.


     3. The Company does not have an unconditional obligation to issue a variable number of common stock shares based on settlement of a liability. There is no fixed monetary amount tied to the warrants nor are there settlement variations indexed to any external metrics. The warrant holder is granted an option to purchase (solely based on their own judgment) a fixed number of common stock shares at a fixed per share price. Under the terms of the cashless option feature, a formula based on Fair Market Value of the Company's Common stock is employed in the computation:

                  X = Y (A-B) / A


         Where    X = the number of shares of Common stock to be issued to the holder

                  Y = the number of shares of Common stock purchasable under the
                      Warrant or, if only a portion of the Warrant is being exercised, the portion of the Warrant being exercised (at the date of such calculation)

                  A = the Fair Market Value of one share of the Company's Common stock (at the date of such calculation)

                  B = Purchase Price (as adjusted to the date of such
                      transaction)

Based on the above discussion, we believe that no liabilities exist relative to issued and exercised warrants under the guidelines contained in SFAS 150.

SFAS No. 133
------------

Review of warrants under SFAS 133 criteria:

Under Paragraph 11 (a) of SFAS 133 "... the reporting entity shall not consider the following contracts to be derivative instruments for purposes of the
Statement: (a.) Contracts issued or held by that reporting entity that are both
(1) indexed to its own stock and (2) classified in stockholders' equity in its statement of financial position.

Warrants issued by the Company have an established Common stock purchase price and, if the cashless option feature is elected by the holder, a formula tied to current fair market value of Company stock is applied as discussed above.
Transactions are reported and included in the Company's statement of financial position.


EITF 00-19
----------

Review of warrants under EITF 00-19 criteria:

All warrants issued by the Company have an explicit limit on the number of shares to be delivered, a fixed redemption price per share and are finalized only via physical settlement (i.e., receipt of cash) or, if elected by the holder, a cashless exercise option (as described above). There are no net-share or net-cash settlement options. Therefore, by definition in Paragraph 7, these contracts are classified as equity instruments.

Additionally, the Company has reserved, and shall continue to reserve and keep available at all times, free of preemptive rights, shares of Common stock for the purpose of enabling the Company to issue the shares of Common stock underlying the Warrants.

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Conclusion:

We believe all of the above criteria and analysis supports the Company's accounting and disclosure of warrant activities.

The warrants were issued at a stated exercise price. The warrants have economic characteristics and risks clearly and closely related to the common stock to which they were related. Most of those warrants were issued in connection with a private placement and had no future registration right requirement. Other warrants were granted as stock-based compensation.


22) The following table shows the activity of the outstanding warrants during the years ended December 31, 2006 and 2005:

        -------------------- ------------ ------------------ ------------ ---------- ------------ ----------
        Warrant holder       Exercise     Shares             Exercise     Exercised  Shares       Expiration
                             Price        underlying,        date                    issued
                                          beginning of
                                          year 2005
        -------------------- ------------ ------------------ ------------ ---------- ------------ ----------
        Barron Partners      $0.68                7,200,000  08/03/05     7,200,000    7,200,000  ------
        -------------------- ------------ ------------------ ------------ ---------- ------------ ----------
                             $1.36                7,200,000                                       05/30/09
        -------------------- ------------ ------------------ ------------ ---------- ------------ ----------
        -------------------- ------------ ------------------ ------------ ---------- ------------ ----------
        J G Capital          $0.34                  720,000  08/26/05*      501,000      399,000  05/30/09
        -------------------- ------------ ------------------ ------------ ---------- ------------ ----------
                                                             05/08/06*      219,000      219,000  ------
        -------------------- ------------ ------------------ ------------ ---------- ------------ ----------
                             $0.68                  540,000  08/08/06       240,000      125,124  05/30/09
        -------------------- ------------ ------------------ ------------ ---------- ------------ ----------
                             $1.36                  540,000                                       05/30/09
        -------------------- ------------ ------------------ ------------ ---------- ------------ ----------
        -------------------- ------------ ------------------ ------------ ---------- ------------ ----------
        Alpha Capital        $1.00                  625,000                                       09/02/09
        -------------------- ------------ ------------------ ------------ ---------- ------------ ----------
                             $1.36                  625,000                                       09/02/09
        -------------------- ------------ ------------------ ------------ ---------- ------------ ----------
        -------------------- ------------ ------------------ ------------ ---------- ------------ ----------
        Greenwich Growth     $1.00                   96,154  03/30/06        96,154       96,154  09/02/09
        -------------------- ------------ ------------------ ------------ ---------- ------------ ----------
                             $1.36                   96,154                                       09/02/09
        -------------------- ------------ ------------------ ------------ ---------- ------------ ----------
        -------------------- ------------ ------------------ ------------ ---------- ------------ ----------
        Grushki & Mittman,   $0.52                   31,731  9/14/05*        31,731       22,812
        PC
        -------------------- ------------ ------------------ ------------ ---------- ------------ ----------
                             $1.00                   15,865                                       09/02/09
        -------------------- ------------ ------------------ ------------ ---------- ------------ ----------
                             $1.36                   15,865                                       09/02/09
        -------------------- ------------ ------------------ ------------ ---------- ------------ ----------
        -------------------- ------------ ------------------ ------------ ---------- ------------ ----------
        Heza Holding         $0.52                   31,731  12/27/05*       31,731       21,017
        -------------------- ------------ ------------------ ------------ ---------- ------------ ----------
                             $1.00                   15,865                                       09/02/09
        -------------------- ------------ ------------------ ------------ ---------- ------------ ----------
                             $1.36                   15,865                                       09/02/09
        -------------------- ------------ ------------------ ------------ ---------- ------------ ----------
        -------------------- ------------ ------------------ ------------ ---------- ------------ ----------
        J G Capital          $0.52                   95,192                                       09/02/09
        -------------------- ------------ ------------------ ------------ ---------- ------------ ----------
                             $1.00                   47,597                                       09/02/09
        -------------------- ------------ ------------------ ------------ ---------- ------------ ----------
                             $1.36                   47,597                                       09/02/09
        -------------------- ------------ ------------------ ------------ ---------- ------------ ----------
        -------------------- ------------ ------------------ ------------ ---------- ------------ ----------
        Stonestreet          $1.00                  192,308                                       09/02/09
        -------------------- ------------ ------------------ ------------ ---------- ------------ ----------
                             $1.36                  192,308                                       09/02/09
        -------------------- ------------ ------------------ ------------ ---------- ------------ ----------
        -------------------- ------------ ------------------ ------------ ---------- ------------ ----------
        Whalehaven           $1.00                  144,231                                       09/02/09
        -------------------- ------------ ------------------ ------------ ---------- ------------ ----------
                             $1.36                  144,231                                       09/02/09
        -------------------- ------------ ------------------ ------------ ---------- ------------ ----------

         *Denotes cashless exercise

In response to the Staff's comment, the Company will include a table in future filings showing the activity of the outstanding warrants during each period for which a balance sheet is presented.

Stock-Based Compensation Disclosures

23) In response to the Staff's comment, the Company will expand disclosure in future filings to include a description of the method and related assumptions used to estimate the fair value of awards under share-based payment arrangements, in addition to total compensation cost and related tax benefits for share-based payment arrangements.

Note 19.  Selected Quarterly Financial Data

24) In response to the Staff's comment, the Company will include in future filings, details of unusual or infrequent items that are reflected in the selected quarterly financial data.


Form 10-Q for the quarter ended march 31, 2007

Consolidated Statements of Operations

25) In response the Staff's comment, the Company has reclassified its discount amounts to appropriately reflect them as reductions to revenue. The Company has made this correction, which is reflected in the filing of its report on Form 10-Q for the second quarter 2007. The Company has reclassified the first quarter amount to reflect the proper year-to-date amounts for revenue.

Item 4.  Controls and Procedures

26) In response to the Staff's comment, the Company will reflect the appropriate wording in future filings to specifically conclude whether its disclosure controls and procedures are effective or ineffective as of the evaluation date.

On behalf of the Company, we hope the Staff finds this letter responsive to its comments on the Company's Annual and Quarterly Reports. Please advise as to whether or not you are requiring us to file a 10-K/A in connection with your comments and our responses thereto or if our responses are sufficient as long as we update all future filings as indicated above.

Should members of the Staff have any questions or comments regarding these materials please feel free to call me at 520-294-3481.

Sincerely,



/s/  Patricia Graham
----------------------------------
     Patricia Graham
     Chief Accounting Officer